UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-38146

ZK INTERNATIONAL GROUP CO., LTD.

(Translation of registrant’s name into English)

c/o Zhejiang Zhengkang Industrial Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zhejiang Province

People’s Republic of China 325025

Tel: +86-577-86852999

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Notice of Regained Compliance with Nasdaq Periodic Filing Rule

As previously disclosed in the Current Report on Form 6-K of ZK International Group Co., Ltd. (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) on February 22, 2024 (the “February 2024 Form 6-K”), the Company received a letter from the Listing Qualifications Staff of The Nasdaq Stock Market LLC (“Nasdaq”) on February 20, 2024, indicating that because the Company has not yet filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (the “Annual Report”), the Company was not in compliance with Nasdaq Listing Rule 5250(c)(1) for continued listing. The Company filed the Annual Report with the Commission on August 13, 2024. On August 14, 2024, the Company received a letter from Nasdaq notifying the Company that it has regained compliance with Nasdaq Listing Rule 5250(c)(1) regarding the filing of the Annual Report and the matter is now closed.

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard

As previously disclosed in the February 2024 Form 6-K, the Company received a written notice from the Listing Qualifications Staff of Nasdaq regarding the Company’s failure to comply with Nasdaq Listing Rule 5550(a)(2) on February 15, 2024, which requires listed securities to maintain a minimum bid price of $1.00 per share. A failure to comply with Nasdaq Listing Rule 5550(a)(2) exists when listed securities fail to maintain a closing bid price of at least $1.00 per share for 30 consecutive business days. Based on the closing bid price for the last 30 consecutive business days, the Company failed to meet the aforesaid requirement. The Company was provided a period of 180 calendar days, until August 13, 2024, to regain compliance.

On August 14, 2024, the Company received a written notice from Nasdaq (the “August 2024 Notice”) stating that, although the Company had not regained compliance with the minimum bid price requirement by August 13, 2024, in accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company is eligible for an additional 180 calendar day period, or until February 10, 2025, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the closing bid price of the Company’s ordinary shares must meet or exceed $1.00 per share for a minimum of 10 consecutive business days during this 180-day period.

The August 2024 Notice has no immediate impact on the listing of the Company’s ordinary shares, which will continue to be listed and traded on the Nasdaq Capital Market, subject to the Company’s compliance with the other listing requirements of the Nasdaq Capital Market. Although the Company will use all reasonable efforts to achieve compliance with Rule 5550(a)(2), there can be no assurance that the Company will be able to regain compliance with that rule or will otherwise be in compliance with other Nasdaq listing criteria.

On August 15, 2024, the Company issued a press release entitled “ZK International Achieves Nasdaq Compliance and Provides Update on Bid Price Compliance Plan.” A copy of the press release is furnished herewith as Exhibit 99.1 and is incorporated herein by reference.

Exhibit Index

Exhibit Number	Description of Exhibit
99.1	Press release - ZK International Achieves Nasdaq Compliance and Provides Update on Bid Price Compliance Plan, dated August 15, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 16, 2024	ZK INTERNATIONAL GROUP CO., LTD.

	By:	/s/ Jiancong Huang
	Name:	Jiancong Huang
	Title:	Chief Executive Officer and Chairman of the Board